EXHIBIT 99.1

VIZSLA SILVER FILES ANNUAL REPORT ON FORM 40-F WITH THE SEC

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 2, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") announces that it has filed its 2022 Annual Report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC"). Vizsla's Form 40-F includes its management discussion and analysis, annual information form, and audited financial statements for the year ended April 30, 2022. The Form 40-F is available on the SEC's website at www.sec.gov/edgar.shtml.

Vizsla's Annual Information Form has also been filed with Canadian regulatory authorities and is available under the Company's profile on SEDAR at www.sedar.com.

Shareholders of Vizsla's securities may receive a free printed copy of the Company's most recent Annual Report on Form 40-F, including the audited financial statements, by sending an email request to info@vizslasilver.ca or by writing to Vizsla Silver Corp., Suite 700, 1090 West Georgia Street, Vancouver, BC V6E 3V7 Canada.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 18:50e 02-SEP-22